Exhibit 99.10

EQUINOX GOLD CORP.

Management’s Discussion and Analysis

For the three and six months ended June 30, 2018

(Expressed in United States Dollars)

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations should be read in conjunction with the unaudited consolidated interim financial statements of Equinox Gold Corp. (the “Company” or “Equinox Gold”) (TSX-V: EQX, OTC: EQXGF) for the three and six months ended June 30, 2018 and the related notes thereto (the “Company’s Q2 2018 Financial Statements”), which have been prepared in accordance with IAS 34 Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. For further information on the Company, reference should be made to its public filings on SEDAR at www.sedar.com.

This MD&A is prepared by management and approved by the Board of Directors as of August 2, 2018. This discussion covers the three- and six-month periods ended June 30, 2018 (“Q2 2018” or the “Second Quarter 2018”) and the subsequent period up to the date of issuance of the MD&A.

On July 17, 2018, the Company announced its intention to divest the Koricancha Mill (“Koricancha”). As required under IFRS 5 - Non-Current Assets Held for Sale and Discontinued Operations, the operations of this segment have been classified as discontinued operations for the three and six-months periods ended June 30, 2018 and the associated comparative prior periods. For the purposes of discussing operating results in this MD&A, the Company has presented its financial information based on continuing operations, unless otherwise noted. Although Koricancha is treated in this MD&A as a discontinued operation, readers should understand that the Company currently still owns the business and will continue to own it until the divestiture transaction is complete. The discontinued operations do not impact the Company’s continuing operations and therefore have not been discussed in this MD&A.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements and to risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources. These risks and uncertainties are discussed in the Company’s 2017 annual MD&A dated March 29, 2018, the joint management information circular dated February 22, 2017, the joint information circular of NewCastle Gold (defined herein) and Anfield Gold (defined herein) dated November 14, 2017, and the management information circular dated June 20, 2018, all of which are filed on SEDAR.

CONTENTS
BUSINESS OVERVIEW	3
SECOND QUARTER 2018 HIGHLIGHTS AND RECENT DEVELOPMENTS	3
FINANCIAL RESULTS	7
LIQUIDITY AND CAPITAL RESOURCES	9
OUTSTANDING SHARE DATA	10
COMMITMENTS AND CONTINGENCIES	10
RELATED PARTY TRANSACTIONS	11
RISK AND UNCERTAINTIES	12
ACCOUNTING MATTERS	12
LIMITATIONS OF CONTROLS AND PROCEDURES	14
FORWARD-LOOKING STATEMENTS	14
TECHNICAL INFORMATION	15

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018
BUSINESS OVERVIEW

Equinox Gold is a Canadian mining company with a multi-million-ounce gold reserve base and a strategy to become a mid-tier gold producer. The Company’s primary focus is completing construction and achieving production at its wholly-owned Aurizona gold mine in Maranhão, Brazil (“Aurizona” or “Aurizona Project”) with the objective of pouring gold before the end of 2018. On July 16, 2018 the Company released the results of a prefeasibility study for its wholly-owned, past-producing Castle Mountain gold mine in California, USA (“Castle Mountain” or “Castle Mountain Project”) and intends to start construction in mid-2019 with the objective of achieving commercial production in early 2020. Equinox Gold’s current asset base also includes the wholly-owned high-grade Elk Gold project in BC, Canada.

Equinox Gold’s growth strategy includes mergers and acquisitions, and the Company is actively evaluating additional mineral properties.

The Company is also considering alternatives to realize value from its non-core assets that could include a partnership or outright sale. To that end, in July 2018 the Company announced the sale of Koricancha. In addition, as per a plan of arrangement approved by Equinox Gold shareholders at the annual and special meeting of shareholders on July 26, 2018, the Company is in the process of transferring all its copper assets into a newly incorporated company called Solaris Copper Inc. (“Solaris Copper”). Sixty percent of Solaris Copper shares will be distributed to Equinox Gold shareholders with the remainder to be held by Equinox Gold.

The Company was created on December 22, 2017 when Trek Mining Inc. (“Trek Mining”) acquired all outstanding securities of NewCastle Gold Ltd. (“NewCastle Gold”) and Anfield Gold Corp. (“Anfield Gold”) (the “NewCastle-Anfield Transaction”), following which the Company changed its name from Trek Mining to Equinox Gold. Ross Beaty was appointed Chairman of Equinox Gold and has invested more than $30 million from Q3 2017 onwards to become the Company’s largest shareholder, currently holding approximately 12% of Equinox Gold’s common shares.

Equinox Gold’s primary listing is on the TSX Venture Exchange (“TSX-V”) in Canada where its common shares trade under the symbol “EQX” and its warrants trade under the symbol “EQX.WT”. The Company’s shares and warrants also trade on the OTC Market in the United States under the symbols “EQXGF” and “EQXWF”, respectively.

SECOND QUARTER 2018 HIGHLIGHTS AND RECENT DEVELOPMENTS

Q2 2018 highlights

• Aurizona construction on schedule to achieve year-end 2018 gold pour

- Overall project 60% complete and plant construction 51% complete at June 30, 2018

- Pre-production mining activities commenced in April

• $146 million Aurizona construction budget on track and fully funded. As at June 30, 2018:

- $64 million spent (includes project construction activities from Q4 2017)

- Cash on hand of $65 million

- Undrawn portion of construction debt facility of $30 million

- Receivables in excess of $12 million

• Received milestone payment of $4.7 million in April 2018 related to December 2017 sale of Coringa project

Highlights of recent developments since June 30, 2018

• Key construction milestones achieved

- SAG and ball mills delivered to site, installation underway

- Start of ore stockpiling in preparation for mill commissioning in Q3 2018

• Castle Mountain prefeasibility results announced

- 16-year mine life with 3.6 million ounces (“oz”) of gold reserves

- 2.8 million oz life of mine (“LOM”) gold production

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018

- $763 per oz LOM all-in sustaining costs (“AISC”)

- $865 million after-tax LOM cumulative cash flow

- $406 million after-tax net present value discounted at 5% (“NPV5%”)

• Divestiture of non-core assets announced

- Shareholders approved spin-out of copper assets to create Solaris Copper

- Koricancha sale announced for gross proceeds of $15.1 million

 AURIZONA

Construction and development

Aurizona is a past-producing gold mine with significant pre-existing infrastructure remaining at site, resulting in a short construction timeline and low initial capital to build an 8,000 tonne per day plant to produce on average 136,000 oz of gold per year.

Full-scale construction commenced in early January 2018 with a budget of $146 million, which includes all working capital and a 12% contingency. The project remains on budget and on track to pour gold by year-end 2018, with $21.9 million of expenditure during Q2 2018, $43.2 million for the six months ended June 30, 2018 (“H1 2018”) and total project spend to date of $63.5 million, which includes spend from construction activities undertaken prior to announcement of full-scale construction.

The Company’s construction focus at Aurizona for Q2 2018 was earthworks and civil works to prepare for installation of new infrastructure, along with upgrades to existing infrastructure. At June 30, 2018 the overall project was 60% complete, engineering was complete and plant construction was 51% complete. The SAG and balls mills were delivered to site in July 2018 and installation is underway. Concrete work continues in the surge bin, reagent and thickening areas and is 92% complete in the crusher area, 93% complete in the grinding area and finished in the leaching area. Structural steel erection in the grinding area is well advanced and the thickener tank platework is complete. Refurbishment of the existing CIP circuit and detox tanks is complete while refurbishment of other equipment is substantially complete. The tailings dam raise is also substantially complete and improvements to secondary access roads to site have been completed.

The mining contractor mobilized to site in March and pre-production mining commenced in mid-April. Mining activities for Q2 were focused on removing waste from two locations in the Piaba pit and developing access roads. Ore stockpiling began in July 2018 to prepare for plant commissioning in Q4 2018.

Exploration

During the Quarter the Company announced final results from the Piaba West infill and step-out drill program. A total of 115 step-out and infill drill holes (16,084 metres (“m”)) were drilled in the Piaba West area during 2017 and early 2018, demonstrating that mineralization extends up to 350 m along strike to the west of the existing Piaba reserve pit and at depth below the shallow western end of the pit. Drill results are being integrated into an updated Mineral Resource Estimate that is expected to be complete in Q3 2018.

In addition, an initial drill program is underway at the high-priority Tatajuba target. Tatajuba is the western extension of the main Piaba Trend that hosts Aurizona. The target measures over 4 km in length as defined by coherent gold-in-soil anomalism, geophysics (magnetics), auger drilling and limited diamond drilling. The initial 2,000 m drill program will be focused on an approximately 600 m long portion of the trend where historical drilling intersected significant shallow gold mineralization.

CASTLE MOUNTAIN

Prefeasibility study

The Castle Mountain heap leach gold mine produced more than 1.3 million ounces of gold from 1992 to 2004, when production ceased due to low gold prices and the mine was substantially reclaimed. During Q2 2018 the Company expended $1.7 million on exploration and related technical activities to complete a prefeasibility study for the Castle Mountain Project with the objective of restarting production. The results of the prefeasibility study

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018 were released on July 16, 2018, contemplating a low-cost heap leach gold mine that will produce 2.8 million oz of gold and generate $865 million in after-tax cash flow over a 16-year mine life.

Castle Mountain will be developed in two phases with annual average gold production of 45,000 oz over the first three years (“Phase 1”) and annual average gold production of 203,000 oz from years 4 to 16 (“Phase 2”), for total LOM gold production of 2.8 million oz. LOM AISC are estimated at $763/oz, which is in the lowest quartile of the industry. The Project demonstrates strong returns with an after-tax NPV5% of $406 million and an after-tax internal rate of return of 20% using the base case gold price of $1,250/oz ($534 million and 25% at $1,350/oz gold price). The Project is expected to generate average annual after-tax net operating cash flow of $83 million with cumulative LOM after-tax net cash flow of $865 million. At $1,350/oz gold, the Project would average more than $96 million in after-tax net operating cash flow annually and generate more than $1 billion in cumulative after-tax net cash flow over the 16-year mine life.

Castle Mountain has the key permits and the water supply required to commence Phase 1 production, with a Conditional Use Permit, Reclamation Plan and a valid Record of Decision to mine up to 46,600 tonnes per day (“tpd”) of ore plus waste. Phase 1 will consist of a run-of-mine (“ROM”) heap leach operation processing primarily 12,700 tpd of stockpiled ore from previous operations. Phase 2 will increase throughput to 41,000 tpd of ore, of which 2,340 tpd of higher-grade ore will be processed through a milling circuit. The phased ramp-up approach allows the Company to use existing permits to expedite production while completing the feasibility study and permitting for the Phase 2 expansion. While Phase 2 will operate within the existing permitted mine boundary, the increased mining and water extraction rates will require updated permitting for the Project. Phase 2 operations requires additional water that the Company expects to source from existing water wells and from additional nearby water sources.

Initial capital for Phase 1 construction is estimated at $52 million, with many aspects of the Phase 2 expansion incorporated into the design to reduce total LOM capital costs. Initial capital for Phase 2 construction is estimated at $295 million, including $248 million for equipment and $47 million for pre-stripping. LOM sustaining capital is estimated at $142 million.

Proven and Probable Mineral Reserves are estimated at 3.6 million oz of gold at a diluted gold grade of 0.56 g/t with 2.6 million oz in the Proven category contained in 136.6 million tonnes at a gold grade of 0.58 g/t and 1.0 million oz in the Probable category contained in 61.0 million tonnes at a gold grade of 0.51 g/t. The combined Measured & Indicated Mineral Resources are estimated at 4.3 million oz of gold (inclusive of reserves) with 3.0 million oz in the Measured category contained in 160.6 million tonnes at a gold grade of 0.58 g/t and 1.3 million oz in the Indicated category contained in 81.4 million tonnes at a gold grade of 0.51 g/t, and additional Inferred Mineral Resources of 2.2 million oz contained in 171.4 million tonnes at a gold grade of 0.40 g/t.

Exploration

Drilling at Castle Mountain in 2017 identified a new zone of significant near-surface mineralization at the East Ridge target, peripheral to the current resource pit, with grades significantly higher than the current resource grade. Exploration also identified some higher-grade intercepts at depth in the JSLA Pit that could pull the current pit bottom lower and expand the defined resource boundary at depth. Equinox Gold intends to continue drilling at Castle Mountain with the objective of extending the mine life and potentially bringing higher-grade, near-surface mineralization into the mine plan to increase annual production and reduce the LOM strip ratio.

KORICANCHA

The Company determined that Koricancha met the classification requirements of held for sale as at June 30, 2018. Immediately prior to classifying Koricancha as held for sale, Equinox Gold conducted a review of Koricancha’s recoverable amount and recognized an impairment charge of $24.1 million. The recoverable amount was determined based on Koricancha’s estimated fair value, less costs of disposal. On July 13, 2018, the Company entered into a binding agreement with Inca One Gold Corp. (“Inca One”) and the holder of the 3.5% gold stream on Koricancha for the sale of the Company’s interest in the Koricancha Mill Joint Venture and settlement of its stream obligation for gross consideration of C$19.9 million (US$15.1 million) as follows:

•     $4.6 million in common shares of Inca One, calculated using a deemed Inca One share price of C$0.055;

•     A $6.8 million promissory note payable in: (i) three annual installments of $1.9 million in cash or shares of Inca One at the option of Inca One, and (ii) one installment of $1.1 million in cash two years from closing;

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018

• $2.2 million in certain recoverable taxes, contingent on collection; and

• Certain working capital adjustments estimated at $1.5 million payable in cash to Equinox Gold within three years from closing.

In connection with the sale of Koricancha, the 3.5% stream on gold production from Koricancha will be extinguished with payment to the stream holder of: (i) $2.1 million in common shares of Inca One, calculated using a deemed Inca One share price of C$0.055, and (ii) $1.9 million in cash two years from closing. The $2.1 million in common shares of Inca One will be paid from the $4.6 million in common shares received as consideration for Koricancha. Closing of the transaction is subject to TSX-V approval and satisfaction or waiver of other customary closing conditions.

The sale of Koricancha to Inca One allows the Company to retain upside exposure to Koricancha as a meaningful stakeholder of Inca One and focus on advancing development of Aurizona and Castle Mountain gold mines. Combining Koricancha with the operations of Inca One will achieve operating efficiencies in an industry characterized by smaller, single-asset operations, and provides a strong foundation for Inca One to build an industry leader in the Peruvian gold milling space.

SOLARIS COPPER INC.

On June 21, 2018, the Company announced plans to transfer all its copper assets into a newly incorporated company named Solaris Copper Inc (“Solaris Copper”). The purpose of creating Solaris Copper is to unlock and protect the value of the copper assets in a separate vehicle and provide Equinox Gold shareholders with enhanced value by creating independent investment opportunities in a gold-focused company and a copper-focused company.

At the annual and special meeting held on July 26, 2018, Equinox Gold shareholders approved a special resolution in favour of the plan of arrangement (the “Arrangement”). The Company received final approval of the Arrangement from the Supreme Court of British Columbia on July 30, 2018.

Under the terms of the Arrangement, the business of Equinox Gold will be reorganized into two companies under the Business Corporations Act (British Columbia). The Arrangement involves, among other things, the distribution of common shares of Solaris Copper (the “Solaris Copper Shares”) to Equinox Gold shareholders through a dividend such that each shareholder will hold: (i) one new common share of Equinox Gold for each common share of Equinox Gold held on the day before the effective date of the Arrangement; and (ii) one-tenth of a Solaris Copper Share for each common share of Equinox Gold held on the day before the effective date of the Arrangement.

Immediately following completion of the Arrangement, which is expected to occur in early August, Equinox Gold’s shareholders, other than any dissenting shareholders, would be issued shares in Solaris Copper so that collectively they would own 60%, with the remaining 40% interest held by Equinox Gold. Equinox Gold warrants, options and restricted share units will also be adjusted pursuant to the Arrangement.

After closing of the Arrangement, new Equinox Gold shares and certain of Equinox Gold’s warrants will continue trading on the TSX-V in Canada under the symbols EQX and EQX.WT, respectively, and on the OTC Market in the United States under the symbols EQXGF and EQXWF, respectively. Solaris Copper Shares will not be listed on any stock exchange after closing of the Arrangement, but the company will be a reporting issuer and will comply with its continuous disclosure obligations including press releases and financial reporting and will consider a potential stock exchange listing.

Solaris Copper will hold a 100% interest in the resource-bearing Warintza copper-molybdenum project in Ecuador, a 60% interest in the La Verde preliminary economic assessment stage copper-silver-gold project in Mexico, a 100% interest in the Ricardo early-stage copper property in Chile and earn-in agreements for two early-stage copper prospects in Peru.

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018

FINANCIAL RESULTS
Selected financial results for the three and six months ended June 30, 2018 and 2017
Selected consolidated results for the three and six months ended June 30, 2018 and 2017 are summarized below:
$ in millions, except per share amounts	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
General and administration expenses	$(3.3)	$(2.4)	$(6.7)	$(2.9)
Exploration expenses	(2.7)	(2.5)	(5.7)	(3.0)
Care and maintenance expenses	-	(3.1)	-	(3.1)

Loss from operations	(6.0)	(8.0)	(12.4)	(9.0)
Other income	5.7	20.0	8.4	24.8

Net income (loss) before tax	(0.3)	-	(4.0)	-
Deferred income tax expense	(1.4)	-	(1.4)	-

Net income (loss) from continuing operations	(1.7)	12.0	(5.4)	15.8
Loss from discontinued operation	(25.8)	(0.5)	(26.5)	(1.4)

Comprehensive income (loss)	(27.5)	11.5	(31.9)	14.4
Net income (loss) per share from continuing operations attributable to Equinox Gold shareholders:
Basic	$(0.00)	$0.07	$(0.01)	$0.13
Diluted	(0.00)	0.03	(0.01)	0.06

General and administration expenses

General and administration costs for three months ended June 30, 2018 of $3.3 million increased from the $2.4 million incurred in Q2 2017. The increase is primarily due to non-recurring professional fees related to the Solaris Copper transaction of $0.4 million and non-cash amortization of stock-based compensation of $1.1 million (three months ended June 30, 2017 - $0.2 million). General and administration costs for the six months ended June 30, 2018 of $6.7 million increased from $2.9 million incurred in the same period of 2017 largely due to an increase in personnel-related costs resulting from the corporate acquisitions during 2017 and the additional staff that joined Equinox Gold, including non-cash amortization of stock-based compensation of $2.6 million (six months ended June 30, 2017 - $0.3 million).

Exploration expenses

The Company’s exploration expenses for the three and six months ended June 30, 2018 of $2.7 million and $5.7 million, respectively, are primarily attributable to activities related to the preparation of the Castle Mountain prefeasibility study. As Castle Mountain was purchased in December 2017, there are no comparative costs for the project for 2017. The Company’s Q2 2017 exploration costs relate primarily to exploration programs at Aurizona and completion of the Aurizona feasibility study.

Other income

Q2 2018 finance income of $3.1 million (Q2 2017 - $0.3 million) is composed primarily of accretion of non-current receivables for value-added taxes and interest income on cash deposits. There was no accretion of non-current receivables in Q2 2017. The Q2 2018 finance expense of $1.5 million is composed primarily of interest expense on the debenture.

Other income for the six months ended June 30, 2018 of $6.9 million (six months ended June 30, 2017 - $26.5 million) includes a gain on change of fair value of warrant liability of $14.5 million (six months ended June 30, 2017 - gain of $25.7 million). The Company’s share purchase warrants are considered derivatives as they are to be settled in Canadian dollars and the US dollar is the Company’s functional currency. Accordingly, the Company’s share purchase warrants are classified and accounted for as derivative liabilities at fair value through profit or loss. The fair value of the warrants is determined using the Black Scholes option pricing model at the period-end date

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018 or the market price on the TSX-V for warrants that are trading.

The gain on change in fair value of the warrant liability is offset by: (i) a foreign exchange loss of $5.3 million (six months ended June 30, 2017 - gain of $0.1 million) largely as result of depreciation of the Brazilian Real against the USD; (ii) a loss of $1.3 million (six months ended June 30, 2017 - $nil) on settlement of the portion of the debenture that was extinguished via conversion to common shares; (iii) a loss of $0.6 million (six months ended June 30, 2017 - gain of $0.3 million) related to the sale of marketable securities; and (iii) a loss of $0.5 million (Q1 2017 - gain of $0.4 million) related to the change in fair value of the Company’s marketable securities.

Loss from discontinued operation

Loss from discontinued operation in the three and six months ended June 30, 2018 is primarily due to an impairment charge for the discontinued operation, Koricancha, of $24.1 million.

Selected quarterly information
The following tables set out selected unaudited consolidated quarterly results for the last eight quarters through June 30, 2018:
$ in millions, except per share amounts	June 30, 2018	March 31, 2018	December 31, 2017	September 30, 2017

General and administration	$(3.3)	$(3.4)	$(4.8)	$(2.6)
Exploration expenses	(2.7)	(3.0)	(3.4)	(1.9)
Care and maintenance expenses (1)	-	-	(2.6)	(3.0)

Loss from operations	(6.0)	(6.4)	(10.8)	(7.5)
Other income (expenses)	5.7	2.7	(12.8)	2.7

Net income (loss) before tax	(0.3)	(3.7)	(23.6)	(4.8)
Deferred income tax expense	(1.4)	-	(0.3)	-

Net income (loss) from continuing operations	(1.7)	(3.7)	(23.9)	(4.8)
Loss from discontinued operation(2)	(25.8)	(0.7)	(2.7)	(1.0)

Comprehensive income (loss)(3)	(27.5)	(4.4)	(26.6)	(5.8)
Net income (loss) from continuing operations per share attributable to Equinox Gold shareholders:
Basic	$(0.00)	$(0.01)	$(0.12)	$(0.03)
Diluted	(0.00)	(0.01)	(0.12)	(0.03)

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018

$ in millions, except per share amounts	June 30, 2017	March 31, 2017	December 31, 2016(2)	September 30, 2016

General and administration	$(2.4)	$(0.5)	$(0.4)	$(0.2)
Exploration expenses	(2.5)	(0.4)	(0.2)	(0.2)
Care and maintenance expenses (1)	(3.1)	-	-	-

Loss from operations	(8.0)	(0.9)	(0.6)	(0.4)
Other income (expenses)	20.0	4.8	2.2	(0.4)

Net income (loss) from continuing operations	12.0	3.9	1.6	(0.8)
Loss from discontinued operation(2)	(0.5)	(0.9)	(1.5)	-

Comprehensive income (loss)(3)	11.5	3.0	0.1	(0.8)
Net income (loss) per share attributable to Equinox Gold shareholders, basic and diluted
Basic	$0.07	$0.06	$0.02	$(0.01)
Diluted	0.03	0.04	0.02	(0.01)
(1) Aurizona was taken off care and maintenance status and put into construction at the beginning of Q1 2018. There are no care and maintenance expenses prior to Q2 2017 as Aurizona was acquired on March 31, 2017.
(2) Koricancha results have been re-presented in prior periods as a discontinued operation.
(3) Prior periods adjusted to reclassify changes in fair value of marketable securities in other comprehensive income to net income as a result of adoption of IFRS 9.
LIQUIDITY AND CAPITAL RESOURCES

Working capital

At June 30, 2018, Equinox Gold had $65.5 million in cash and marketable securities (December 31, 2017 - $71.3 million) and net working capital of $60.1 million (December 31, 2017 - $55.7 million). The Company’s cash position at June 30, 2018 of $65.2 million decreased from December 31, 2017’s balance of $68.0 million due primarily to spending on Aurizona construction and Castle Mountain exploration. The decrease in working capital assets was offset by a reduction in working capital liabilities related to the mergers with NewCastle Gold and Anfield Gold in Q4 2017.

As at June 30, 2018, current accounts receivable and deposits were $3.8 million (December 31, 2017 - $11.8 million) primarily related to value-added taxes receivable from the Brazilian government. Inventory at June 30, 2018 was $0.4 million compared to $3.2 million at December 31, 2017. Decrease in balance is due to classification of Koricancha inventory as held for sale.

Accounts payable and accrued liabilities at June 30, 2018 were $7.3 million compared to $15.2 million at December 31, 2017.

The Company has an $85 million construction credit facility (the “Credit Facility”) with financial covenants that include, amongst others, requiring the Company to maintain minimum cash and working capital balances. As at June 30, 2018, Equinox Gold was in compliance with the covenants and $55 million of the Credit Facility had been drawn, leaving $30 million available.

As at June 30, 2018, the Company had a cash balance of $65.2 million, positive working capital and a project debt facility. When combined, the Company believes these are sufficient to fund construction of new and expanded infrastructure at Aurizona, other required activities to achieve a planned mine restart at Aurizona in late 2018, as well as the Company’s business objectives for the next twelve months. However, the Company has incurred operating losses to date and has limited history of revenue from operations. The Company’s ability to continue as a going concern in the longer term is dependent on successful execution of its business plan and ultimately generating net income and positive cash flow from mining operations.

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018

Cash flow

Cash flow used in operations for Q2 2018 was $4.9 million (Q2 2017 - $9.6 million). Exploration expenditures in Q2 2018 were primarily for the Castle Mountain prefeasibility study.

Cash flow used in investing activities for Q2 2018 was $12.6 million (Q2 2017 - $1.2 million). The Company announced full construction of Aurizona at the beginning of January 2018 and used $19.7 million cash on those activities during the Quarter (Q2 2017 - $1.3 million). During Q2 2018, the Company received proceeds of $4.7 million from Serabi Gold plc (“Serabi”) related to the purchase of Coringa from Anfield Gold. Proceeds of $1.8 million were also received from the sale of marketable securities in the period.

Cash flows provided by financing activities for Q2 2018 was $38.4 million (Q2 2017 - $nil). During Q2 2018 the Company received net proceeds of $38.9 million from draws on its Sprott credit facility.

Share capital transactions

During Q1 2018, Ross Beaty, Chairman of Equinox Gold, acquired approximately 22.5 million common shares of the Company. The shares were purchased pursuant to a share and debenture purchase agreement between Equinox Gold, Mr. Beaty and Sandstorm Gold Ltd. (“Sandstorm”), whereby Sandstorm sold to Mr. Beaty 4.0 million common shares of Equinox Gold and $15.0 million principal of the debenture payable by Equinox Gold to Sandstorm at a combined purchase price of approximately $18.2 million (the “Beaty Transaction”). The debenture sold to Mr. Beaty was converted to approximately 18.5 million common shares.

The Pacific Road Non-dilution Exercise occurred in February 2018.

The Company issued common shares in conjunction with the following transactions in 2018:
# Shares
Balance December 31, 2017	404,749,044

Issued to settle the Beaty portion of the debenture	18,518,518
Issued on Pacific Road Non-dilution Exercise	21,000,000
Issued to settle option and warrant exercises and restricted share units	2,215,971

Balance June 30, 2018	446,483,533

OUTSTANDING SHARE DATA
As at the date of this report, the Company had 446,631,696 common shares issued and outstanding, 15,247,956 common shares issuable under stock options, 121,954,318 common shares issuable under share purchase warrants and 8,970,155 common shares issuable under restricted share units. The fully diluted outstanding share count at the date of this report is 592,804,125.
COMMITMENTS AND CONTINGENCIES
At June 30, 2018, the Company had the following contractual obligations outstanding:

	Total	Within 1 year	1-2 years	2-3 years	3-4 years	4-5 years	Thereafter
Loans and borrowings	$92,400	$13,368	$31,062	$18,414	$17,592	$11,964	$-
Accounts payable and accrued liabilities	7,318	7,318	-	-	-	-	-
Production-linked payments	6,000	781	2,162	2,220	837	-	-
Reclamation obligations	11,831	-	-	-	-	-	11,831
Purchase commitments	24,946	22,254	2,609	74	9	-	-
Lease commitments	479	288	155	36	-	-	-

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018

In March 2018, the Company awarded a mining contract for the Aurizona mine. The contract has a commitment value estimated at approximately $40 million per annum through September 2025. If the contract is terminated earlier, the Company is subject to a penalty on a sliding scale ranging from 20% to 2% of the balance of the remaining contract value. The Company has Aurizona construction-related purchase commitments totaling $20.8 million through the end of 2018.
Due to the nature of the Company’s operations, various legal, tax, environmental and regulatory matters are outstanding from time to time. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. While the outcomes of these matters are uncertain, based on the information currently available the Company does not believe that these matters in aggregate will have a material adverse effect on its consolidated financial statements. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in its consolidated financial statements in the appropriate period relative to when such changes occur.
The Company is a defendant in various lawsuits and legal actions, principally for alleged fines, taxes and labour related matters in Brazil. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle the claim. To the extent management believes it is probable that a cash outflow will be incurred to settle the claim, a provision for the estimated settlement amount is recorded. As of June 30, 2018, the Company recorded a legal provision for these items totaling $2.8 million, which is included in other long-term liabilities.
The Company is contesting federal income and municipal value-added tax assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. The Company will likely in the future have to post security by way of cash, insurance bonds or equipment pledges with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe that the federal income and municipal tax assessments that are under appeal are wholly without merit and no provision has been recorded with respect to these matters.
In certain jurisdictions where the Company operates, entities that are exporters are permitted to maintain offshore bank accounts and are required to register all transactions resulting in deposits into and payments out of those accounts. The Company has identified that in certain instances it has not registered all transactions. The Company has been advised by its tax and foreign trade legal advisors that the maximum fines imposable under statute that could result from non-compliance are up to 15% of the unreported foreign currency transaction, with a five-year statute of limitations. $0.9 million has been included in the provision for legal matters with respect to noncompliance with the foreign currency registration requirements.
If the Company is unable to resolve all these matters favorably, there may be an adverse impact on the Company’s financial performance, cash flows and results of operations.
RELATED PARTY TRANSACTIONS

At the time of its acquisition by Equinox Gold, Anfield Gold Corp. (“Anfield”) and its largest shareholder, Ross Beaty, offered future support to ensure cash receivable in relation to Anfield’s disposal of its Coringa project (the “Coringa Disposal”) would be realized by Equinox Gold prior to the end of 2018. On August 2, 2018, the Company formalized this offer of support by entering into a standby loan arrangement (the “Standby Loan”) with its Chairman, Ross Beaty, wherein he will make available up to $12 million that can be used by the Company for the continued development, construction and general working capital requirements of the Company’s Aurizona Gold Mine located in Brazil.

The remaining $12 million receivable under the Coringa Disposal is not due until December 2019 and, when received, will be used to repay any amounts drawn under the Standby Loan.

The Standby Loan is unsecured. In the event the Company draws on the loan and defaults on repayment, Mr. Beaty has the right to assume a share pledge the Company holds as security for its $12 million receivable from Serabi.

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018

The Standby Loan will bear interest and fees at commercial rates, draw availability will be from September 1, 2018 to December 20, 2019 and repayment will not be before the end of the draw availability period, which is expected after receipt of payment of $12 million in relation to the receivable due from Serabi.

Mr. Beaty is considered a “related party” of Equinox, and the loan transaction (the “Transaction”) constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 Take-over Bids and Special Transactions (“MI 61-101”). The Transaction is exempt from the minority approval requirement of Section 5.6 of MI 61-101 as neither the fair market value of the Transaction, nor the fair market value of the consideration for the Transaction, exceeds 25% of Equinox’s market capitalization. In addition, the Transaction does not require a formal valuation since the Transaction does not fall within any of paragraphs (a) to (g) of the definition of “related party transaction” under MI 61-101.

To the knowledge of Equinox or any director or senior officer of Equinox, after reasonable inquiry, no “prior valuations” (as defined in MI 61-101) in respect of Equinox that relates to the Transaction, or is relevant to the Transaction, has been prepared within the 24 months preceding the date hereof.

All of the terms and conditions of the Transaction were reviewed and unanimously approved by the board of directors of Equinox at a duly constituted meeting on August 2, 2018.

Pursuant to The Company’s restricted share unit plan, the Company has made a one-time grant to its Chairman, Ross Beaty, of four million restricted share units (the “Grant”) with performance-based vesting conditions (“pRSUs”) to be settled in common shares (“Shares”) of the Company if certain performance criteria are met. The pRSUs vest in four separate tranches based on the Company’s share price performance and contain performance multipliers ranging from 1x to 3x, depending on the share price achieved. 15% of the pRSUs (with a 1x multiplier) vest on the Company’s Share price reaching C$1.50; 20% of the pRSUs (with a 2x multiplier) vest on the Company’s Share price reaching C$2.00; 30% of the pRSUs (with a 2.5x multiplier) vest on the Company’s Share price reaching C$2.50; and the remaining 35% of pRSUs (with a 3x multiplier) vest on the Company’s Share price reaching C$3.00. The performance multipliers provide for a total of up to 9.4 million Shares to be issued if all share price thresholds are achieved, however if these thresholds are not achieved, no shares will be issued.

The Grant is valid for five years and any Shares issued in connection with the Grant will have a mandatory hold period of two years, resulting in a long term performance incentive and commitment by Mr. Beaty.

RISK AND UNCERTAINTIES
Risk factors are outlined in notes related to the Company’s audited consolidated financial statements for the year ended December 31, 2017, which are available on the Company’s website at www.equinoxgold.com and on SEDAR at www.sedar.com.
ACCOUNTING MATTERS
Use of judgment and estimates
In preparing the Company’s Q2 2018 Financial Statements, management has made judgments, estimates and assumptions that affect the application of the Company’s accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ. Significant judgments made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2017.
Adoption of new IFRS pronouncements

IFRS 15 - Revenue from Contracts with Customers

The Company adopted IFRS 15 on January 1, 2018 in accordance with the transitional provisions of the standard, applying a cumulative effect approach in restating the opening deficit balance as at January 1, 2018.

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. The five steps are to identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price,

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018 allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied.

Under IFRS 15, the Company recognizes revenue when the following conditions have both been met: the Company has the present right to payment for the transferred asset, and the customer has obtained control of the asset. The recognition of revenue upon transfer of control to the customer is consistent with our revenue recognition policy as set out in note 3(b) of the annual audited consolidated financial statements for the year ended December 31, 2017, as the condition is generally satisfied when the product has shipped.

The Company’s only revenue generating unit is its discontinued operation, which is party to a metal sales arrangement that will be terminated as part of the disposal of the discontinued operation (see note 9 of the Company’s Q2 2018 Financial Statements).

Based on the Company’s analysis, the timing and amount of revenue from product sales did not change significantly under IFRS 15. However, IFRS 15 also requires that, for contracts that include a significant financing component, revenue should be recognised at an amount that reflects the price that a customer would have paid for the promised goods or services if the customer had paid cash for those goods or services when they transfer to the customer, i.e. the cash selling price.

The Company determined the metal sales arrangement entered into by its discontinued operation to fund its original construction includes a significant financing component. The Company analyzed the impact of adoption on revenues, finance costs and deferred revenue and recorded a cumulative adjustment to opening deficit and deferred revenue of $0.3 million. There is no significant impact of adoption of IFRS 15 for the three and six months ended June 30, 2018.

IFRS 9 - Financial Instruments

The Company adopted IFRS 9 on January 1, 2018 in accordance with the transitional provisions of the standard. The Company has elected not to adopt the hedging requirements of IFRS 9 at this time but may adopt them in a future period.

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: (i) those measured at fair value through profit and loss; (ii) those measured at fair value through other comprehensive income; and (iii) those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. However, there is an irrevocable option for each equity instrument to present fair value changes in other comprehensive income. Measurement and classification of financial assets is dependent on the entity’s business model for managing the financial assets and the contractual cash flow characteristics of the financial asset.

For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change relating to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 introduces a new three-stage expected credit loss model for calculating impairment for financial assets. IFRS 9 no longer requires a triggering event to have occurred before credit losses are recognized. An entity is required to recognize expected credit losses when financial instruments are initially recognized and to update the amount of expected credit losses recognized at each reporting date to reflect changes in the credit risk of the financial instruments. In addition, IFRS 9 requires additional disclosure requirements about expected credit losses and credit risk.

IFRS 9 did not impact the Company’s accounting policies for the classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had no impact on the carrying amounts of our financial instruments at the transition date.

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018

On adoption of IFRS 9, the Company designated its marketable equity securities as financial assets at fair value through profit or loss. On adoption of IFRS 9, the Company reclassified $0.1 million related to unrealized losses on the change in fair value of marketable securities from accumulated other comprehensive income to deficit.

Accounting pronouncements

IFRS 16 - Leases

On January 1, 2019, the Company will adopt IFRS 16 - Leases (“IFRS 16”), replacing IAS 17 - Leases. The new standard introduces significant changes to how lessees account for leases and aims to bring most leases into which a lessee has entered on-balance sheet. IFRS 16 is likely to result in increases to both the asset and liability positions of lessees, as well as affect the reported depreciation expense, finance costs and classification of cash flows of these entities.

It is not possible at this time for the Company to make reasonable quantitative estimates of the effects of adoption of IFRS 16 but management has developed an implementation plan to determine the impact on the consolidated financial statements. The Company expects the time frame to develop and implement the accounting policies, estimates and processes will continue into the latter part of 2018.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, the Company’s management cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgements in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.

The design of any control system is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. The Company’s officers are not required to certify the design and evaluation of the Company’s disclosure controls and procedures and internal controls over financial reporting and have not completed such an evaluation. Inherent limitations on the ability of the certifying officers to design and implement on a cost-effective basis disclosure controls and procedures and internal controls over financial reporting for the Company may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORWARD-LOOKING STATEMENTS
This MD&A includes certain statements that constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (“forward-looking statements” and “forward-looking information” are collectively referred to as “forward-looking statements”, unless otherwise stated). These statements appear in a number of places in this MD&A and include statements regarding the Company’s intent, or the beliefs or current expectations of the Company’s officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this MD&A, words such as “believe”, “anticipate”, “estimate”, “project”, “intend”, “expect”, “may”, “will”, “plan”, “should”, “would”, “contemplate”, “possible”, “objective”, “anticipates”, “seeks”, “target”, “underway”, “potential” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements may relate to the Company’s future outlook and anticipated events, such as the Company’s ability to achieve the results anticipated in the Aurizona feasibility study, the Company’s ability to complete Aurizona construction activities on time and on budget, the Company’s ability to restart production at

EQUINOX GOLD CORP. Management’s Discussion and Analysis For the three and six months ended June 30, 2018

Aurizona and timing of the anticipated restart of production, the Company’s ability to achieve the annual production estimated for Aurizona, exploration results at Aurizona and the Company’s ability to expand the resource base and extend the Aurizona mine life, the Company’s ability to restart production at Castle Mountain and timing of the anticipated restart of production, the Company’s ability to surface value from its non-core assets, conditions and risks associated with the Credit Facility, and statements regarding the Company’s assets, future financial position, business strategy, budgets, litigation, projected costs, financial results, exploration results, taxes, plans and objectives. The Company has based these forward-looking statements largely on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of the Company’s business. These forward-looking statements were derived using numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause the Company’s actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this MD&A are expressly qualified in their entirety by this cautionary statement.

TECHNICAL INFORMATION
David Laing, BSc, MIMMM, Equinox Gold’s Chief Operating Officer, and Scott Heffernan, MSc, P.Geo. Equinox Gold’s EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

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